Exhibit 99.2

SUPPLEMENT TO PROXY STATEMENT

Amendment to Agreement and Plan of Merger—Your Vote is Very Important

Dear Shareholder:

On or about November 25, 2013, we furnished to you a proxy statement dated November 25, 2013 (the “Proxy Statement”) relating to an extraordinary general meeting of shareholders of RDA Microelectronics, Inc. (the “Company,” “us,” “our” or “we”) to be held on December 27, 2013, at 10:00 am (Beijing Standard time) to consider and vote upon a proposal to approve the merger and approve and adopt the agreement and plan of merger dated as of November 11, 2013 (as the same may be amended from time to time, the “Merger Agreement”), by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), RDA Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a majority-owned, indirect, subsidiary of Parent (“Merger Sub”) and the Company, and the Plan of Merger (the “Plan of Merger”) required to be filed with the Registrar of Companies in the Cayman Islands in order to give effect to the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving as a majority-owned, indirect, subsidiary of Parent.

As announced by the Company, on December 20, 2013, in light of the Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) issued by the State Council of the People’s Republic of China on December 2, 2013 (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号), Article 13 of which changed the approval requirements for overseas investments by PRC companies, the parties to the Merger Agreement executed an amendment (the “Amendment to Merger Agreement”) to the original Merger Agreement to, among other things, (i) amend the clause under which the Company may terminate the Merger Agreement if Parent has not obtained a confirmation letter from the National Development and Reform Commission of the People’s Republic of China with respect to the Merger by a certain date, (ii) extend the deadline for the parties to make an initial filing for the Merger with the relevant governmental entity under the Chinese Anti-Monopoly Law; and (iii) amend the date by which either Parent or the Company may terminate the Merger Agreement if the Merger has not been closed by such date.

In addition, if you own our ordinary shares, nominal or par value US$0.01 per share (each, a “Company Ordinary Share”), registered in your name as of the close of business in the Cayman Islands on November 26, 2013  (the “Record Date”), the deadline for you to deliver your proxy card to Innisfree M&A Incorporated in order for your vote to be counted has been extended to 12:00 noon, New York City time, on December 26, 2013.

If you own our American Depositary Shares, each representing six Company Ordinary Shares (each, an “ADS”), as of the close of business in the Cayman Islands on the Record Date, the deadline for you to instruct Citibank, N.A., in its capacity as depositary of the ADSs and as the record holder of the Company Ordinary Shares underlying the ADSs (the “ADS Depositary”), to vote the Company Ordinary Shares underlying your ADSs at the extraordinary general meeting has been extended to 12:00 noon, New York City time, on December 26, 2013.

Further, the deadline for surrendering any ADSs you may have to the ADS Depositary for the purposes of exercising dissenters’ rights has been extended to 5:00 p.m., New York City time on December 23, 2013.

After careful consideration, the Company’s board of directors approved the Merger Agreement, as amended as described above and in this Supplement (the “Amended Merger Agreement”) and recommends that you vote FOR the approval and adoption of the Amended Merger Agreement.

Attached to this letter is a supplement to the Proxy Statement containing additional and updated information about the Amended Merger Agreement and the terms of the proposed merger. Please read this document carefully and in its entirety. We also encourage you, if you have not done so already, to review carefully the Proxy Statement that was previously sent to you.

The extraordinary general meeting still will be held at Merrill IFN, 5/F, World-wide House, 19 Des Voeux Road Central, Hong Kong, on December 27, 2013 at 10:00 a.m., Beijing Standard Time.

The Record Date for the extraordinary general meeting has not changed. You are entitled to vote at the extraordinary general meeting if you had Shares registered in your name on the Record Date. If you were a holder of record of ADSs on the Record Date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the holder of the Company Ordinary Shares underlying the ADSs) on how to vote the Company Ordinary Shares underlying your ADSs.

Regardless of the number of the Company Ordinary Shares you own, your vote is very important. For your convenience, we have enclosed a proxy card with this Supplement. If you have already delivered a properly executed proxy card on the merger proposal, you do not need to do anything unless you wish to change your vote. If you have not previously voted or if you wish to revoke or change your vote, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card has been extended to 12:00 noon, New York City time, on December 26, 2013. Voting at the extraordinary general meeting or any adjournment thereof will take place by poll voting, each shareholder having one vote for each Company Ordinary Share held as of the close of business on the Record Date, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

If you hold your Company Ordinary Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures and the corresponding time periods and limitations of the financial intermediary through which you hold your Company Ordinary Shares or ADSs, if you wish to vote at the extraordinary general meeting or if you have already provided instructions but wish to change those instructions.

If you have any questions or need assistance voting your Company Ordinary Shares or ADSs, please call Innisfree M&A Incorporated, the firm assisting us with this proxy solicitation by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries).  Banks and brokers may call collect at +1-212-750-5833.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Shun Lam Steven Tang
Shun Lam Steven Tang
Chairman of the Board of Directors

This Supplement is dated December 20, 2013, and is first being mailed to the shareholders and ADS holders on or about December 20, 2012.

TABLE OF CONTENTS

INTRODUCTION	S-4

UPDATE TO SUMMARY TERM SHEET	S-5

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER	S-6

UPDATE TO THE MERGER	S-8
Background of the Proposed Merger	S-8

SUMMARY OF AMENDMENT TO THE ORIGINAL MERGER AGREEMENT	S-9

WHERE YOU CAN FIND MORE INFORMATION	S-10

ANNEX A—AMENDMENT TO AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 20, 2013	A-1

INTRODUCTION

This Supplement is being sent to you because we have amended the agreement and plan of merger dated as of November 11, 2013, by and among (a) Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), (b) RDA Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a majority-owned, indirect, subsidiary of Parent (“Merger Sub”), and (iii) RDA Microelectronics, Inc. an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.01per share (each, a “Company Ordinary Share”), including the Company Ordinary Shares represented by the American Depositary Shares (“ADSs”), each ADS representing six Company Ordinary Shares. This Supplement provides information about the amended transaction and updates the proxy statement previously sent to you. The information provided in the proxy statement continues to apply, except as described in this Supplement. To the extent information in this Supplement differs from, updates or conflicts with information contained in the proxy statement previously furnished to you the information in this Supplement is the more current information. If you need another copy of the proxy statement or this Supplement, you may obtain it free of charge from the Company by going to the “Investors” section of our website at http://www.rdamicro.com. The proxy statement and this Supplement may also be found on the Internet at http://www.sec.gov. See “Where you Can Find More Information” beginning on page S-10 of this Supplement.

UPDATE TO SUMMARY TERM SHEET

This “Update to Summary Term Sheet,” together with the “Update to Questions and Answers about the Extraordinary General Meeting and the Merger” contained in this Supplement highlights important information about the proposed merger discussed in more detail elsewhere in this Supplement and in the proxy statement. However, it may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this Supplement and the proxy statement previously mailed to the shareholders, including the amendment to the original merger agreement which is attached to this Supplement as Annex A, the other annexes thereto, and the other documents to which this Supplement and the proxy statement refer for a more complete understanding of the matters being considered at the extraordinary general meeting. In this Supplement, the terms “we,” “us,” “our,” and the “Company” refer to RDA Microelectronics, Inc. and its subsidiaries. The term “Parent” refers to Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China. The term “Merger Sub” refers to RDA Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a majority-owned, indirect, subsidiary of Parent. The term “amended merger agreement” refers to the agreement and plan of merger dated as of November 11, 2013, by and among Parent, Merger Sub and the Company, as amended by the amendment dated December 20, 2013 and described in this Supplement and attached hereto as Annex A. The amended merger agreement is the legal document that governs the merger. All references to “dollars” and “$” in this Supplement are to United States dollars.

Amendment to the Original Merger Agreement

On December 20, 2013, we, together with Parent and Merger Sub, amended the original merger agreement to, among other things, (i) amend the clause under which the Company may terminate the Merger Agreement if Parent has not obtained a confirmation letter from the National Development and Reform Commission of the People’s Republic of China with respect to the Merger by a certain date, (ii) extend the deadline for the parties to make an initial filing for the Merger with the relevant governmental entity under the Chinese Anti-Monopoly Law; and (iii) amend the date by which either Parent or the Company may terminate the Merger Agreement if the Merger has not been closed by such date.

The amendment to the original merger agreement also provides customary representations and warranties of the parties in connection with the execution of the amendment. See “Summary of Amendment to the Original Merger Agreement” beginning on page S-9.

Extension of Certain Dates Regarding Voting Procedures

If you own our ordinary shares, nominal or par value US$0.01 per share (each, a “Company Ordinary Share”), registered in your name as of the close of business in the Cayman Islands on November 26, 2013  (the “Record Date”), the deadline for you to deliver your proxy card to Innisfree M&A Incorporated in order for your vote to be counted has been extended to 12:00 noon, New York City time, on December 26, 2013.

If you own our American Depositary Shares, each representing six Company Ordinary Shares (each, an “ADS”), as of the close of business in the Cayman Islands on the Record Date, the deadline for you to instruct Citibank, N.A., in its capacity as depositary of the ADSs and as the record holder of the Company Ordinary Shares underlying the ADSs (the “ADS Depositary”), to vote the Company Ordinary Shares underlying your ADSs at the extraordinary general meeting has been extended to 12:00 noon, New York City time, on December 26, 2013.

Further, the deadline for surrendering any ADSs you may have to the ADS Depositary for the purposes of exercising dissenters’ rights has been extended to 5 p.m. on December 23, 2013, New York City time.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY

GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the merger, the amended merger agreement, the amendment to the original merger agreement, the extraordinary general meeting and the adjournment thereof. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. We urge you to read carefully this entire Supplement, including the annexes, the proxy statement and the other documents referred to in this Supplement and the proxy statement.

Q:          Why are you sending me this Supplement to the proxy statement?

A:           We are sending you this Supplement to the proxy statement, because on December 20, 2013, the parties to the original merger agreement entered into an amendment to the original merger agreement. This Supplement provides information regarding the amended terms of the proposed merger and updates the proxy statement.

Q:          What is the effect of the amendment to the original merger agreement?

A:           The amendment to the original merger agreement has the effect of (i) amending the clause under which the Company may terminate the Merger Agreement if Parent has not obtained a confirmation letter from the National Development and Reform Commission of the People’s Republic of China with respect to the Merger by a certain date, (ii) extending the deadline for the parties to make an initial filing for the Merger with the relevant governmental entity under the Chinese Anti-Monopoly Law; and (iii) amending the date by which either Parent or the Company may terminate the Merger Agreement if the Merger has not been closed by such date.

Q:          If I own ADSs and seek to perfect dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:           If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs for cancellation to the ADS Depositary. Upon your payment of any applicable cancellation fees, the ADS Depositary will transfer the Company Ordinary Shares underlying the ADSs to you or a person designated by you.

The deadline for surrendering ADSs to the ADS Depositary for the purposes of exercising dissenters’ rights has been extended to  5 p.m. on December 23, 2013, New York City time (which allows time for the ADS Depositary to effect the cancellation of the ADSs and the Company to have its register of members updated so that such former ADS holders can become record holders of Company Ordinary Shares before or at the extraordinary general meeting on December 27, 2013).

You must become a registered holder of the Company Ordinary Shares and submit a written notice of objection to the Merger prior to the vote at the extraordinary general meeting.

We encourage you to read the section of the proxy statement entitled “Dissenters’ Rights” beginning on page 71 as well as “Annex F—Cayman Companies Law (as amended)—Section 238” to the proxy statement previously sent to you or on our website carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:          What do I do now?

A:           First, carefully read this Supplement, including the annexes, and the proxy statement.

If you have already voted on the merger proposal using a properly executed proxy, you will be considered to have voted on the amended merger agreement as well, and you do not need to do anything unless you wish to change your vote.

If you have already voted on the merger proposal using a properly executed proxy but wish to change your vote, simply fill out the proxy included with this Supplement and return it by following the instructions on the enclosed proxy.

If you have not already delivered a properly executed proxy, and if you are a registered holder, please complete, sign and date the enclosed proxy. If you hold your Company Ordinary Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures and the corresponding time periods and limitations of the financial intermediary through which you hold your Company Ordinary Shares or ADSs, if you wish to vote at the extraordinary general meeting or if you have already provided instructions but wish to change those instructions.

Q:          May I change my vote?

A:           Holders of Company Ordinary Shares may revoke their proxies by notification to the Company in writing at least two hours prior to the commencement of the extraordinary general meeting. A shareholder can do this in one of three ways:

•                  First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours prior to the commencement of the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, Attention: RDA Microelectronics, Inc.

•                  Second, a registered shareholder can complete, date and submit to the Company a new proxy card bearing a later date than the proxy card sought to be revoked if the new proxy card is delivered to Innisfree M&A Incorporated no later than 12:00 noon, New York City time, on December 26, 2013.

•                  Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Company Ordinary Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Company Ordinary Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 noon, New York City time, on December 26, 2013. A holder of ADSs can do this in one of two ways:

•                  First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary.

•                  Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS Depositary bearing a later date than the voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

Q:          Who can help answer my questions?

A:           If you have any questions about the merger or if you need additional copies of this Supplement, the proxy statement or the enclosed proxy card, you should contact Innisfree M&A Incorporated, our proxy solicitor, by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries).  Banks and brokers may call collect at +1-212-750-5833.

UPDATE TO THE MERGER

Background of the Proposed Merger

The proxy statement describes the background of the proposed merger up to and including November 25, 2013. The discussion below supplements that description.

In light of the Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) issued by the State Council of the People’s Republic of China on December 2, 2013 (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号) (the “New Catalogue Notice”), between December 17, 2013 (the day after we learned of the notice through news reports) and December 20, 2013, Parent, Merger Sub and the Company held numerous discussions with respect to a proposed extension of the time necessary for Parent to obtain a confirmation letter of the merger from the National Development and Reform Commission of the People’s Republic of China (“NDRC”) or complete the registration of the Merger under the new rules to be adopted to implement the New Catalogue Notice. The parties also consulted with their respective PRC counsels regarding the applicability of the new rules to the Merger.

On December 19, 2013, WSGR prepared the draft amendment to the merger agreement and sent it to MoFo and Tsinghua, and the Company, Tsinghua, WSGR and MoFo negotiated the terms of the amendment.

Our board of directors met on December 20, 2013, and adopted resolutions approving the terms of the proposed amendment to the merger agreement and adopted resolutions recommending that the Company’s shareholders vote for the approval of the amended merger agreement and the transactions contemplated by the amended merger agreement, including the merger.

On December 20, 2013, Parent, Merger Sub and the Company executed the merger agreement amendment and issued a press release announcing the execution of the amendment.

SUMMARY OF AMENDMENT TO THE ORIGINAL MERGER AGREEMENT

The following describes the material provisions of the amendment to the original merger agreement dated December 20, 2013, but is not intended to be an exhaustive discussion of the amendment. We encourage you to read the amendment, as well as the original merger agreement as in effect prior to December 20, 2013, carefully in its entirety. The rights and obligations of the parties are governed by the express terms of the amended merger agreement and not by this summary or any other information contained in this Supplement. The following summary is qualified in its entirety by reference to the amendment to the original merger agreement, which is attached to this Supplement as Annex A and incorporated by reference into this Supplement.

Company’s Termination Right upon Parent’s Failure to Obtain NDRC Confirmation Letter

The amendment to the original merger agreement provides that the Company may terminate the merger agreement and receive the termination fee from Parent if Parent has not either (i) obtained a confirmation letter or its equivalent for the merger from NDRC that is reasonably satisfactory to the Company or (ii) completed the required registration of the merger with NDRC under the PRC State Council Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号) and any implementation rules thereof (the “NDRC Implementation Rules”) by the later of (A) February 28, 2014 and (B) the date that is sixty (60) days after the day on which the NDRC Implementation Rules are announced, other than as a result of a breach by the Company of the merger agreement.  The amendment also provides that the parties may agree to reasonable extension(s) of such deadline and such agreements shall not be unreasonably withheld.  In any event, such deadline shall not be extended beyond the long-stop date discussed below.  In contrast, the original merger agreement provides that the Company may terminate the merger agreement and receive the termination fee from Parent if Parent has not obtained a confirmation letter or its equivalent for the merger from NDRC by December 27, 2013.

Extension of Deadline for Anti-Monopoly Law Filings

The amendment to the original merger agreement provides an extension of the deadline for the parties to make the required initial filing for the merger pursuant to the Chinese Anti-Monopoly Law from 25 business days after November 11, 2013 to the later of (A) March 31, 2014 and (B) the date that is two (2) months after the day on which the NDRC Implementation Rules are announced.

Extension of Long-Stop Date

The amendment to the original merger agreement changed the date (the “long-stop” date) by which either Parent or the Company may terminate the merger agreement if the merger has not been closed by such date.  That date has been changed from 4.5 months after the day on which the Company’s shareholders approval of the merger is obtained to the later of (A) April 30, 2014 and (B) the date that is three (3) months after the day on which the NDRC Implementation Rules are announced.

Parent Escrow Agreement

The parties also agreed in the amendment that they will amend the Parent Escrow Agreement among Parent, RDA Microelectronics (Shanghai) Co., Ltd., a subsidiary of the Company, and Deutsche Bank (China) Co., Ltd., Shanghai Branch, to conform to the terms of the amended merger agreement.

Representations and Warranties

The amendment to the original merger agreement provides customary representations and warranties made by the parties in connection with the execution of the amendment.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NASDAQ require us to file this Supplement or any proxy solicitation materials accompanying this Supplement on Schedule 14A or 14C in connection with the extraordinary general meeting.  The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, and special reports, and other information with the SEC.  You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates.  The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investors — Financial Information” section of our website at http:// http://www.rdamicro.com/.  Our website address is provided as an inactive textual reference only.  The information provided on our website is not part of this Supplement,  and therefore is not incorporated by reference.

Statements contained in this Supplement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this Supplement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Supplement.  This Supplement and the information that we later file with the SEC may update and supersede the information incorporated by reference.  Similarly, the information that we later file with the SEC may update and supersede the information in this Supplement.  The Company’s annual report on Form 20-F filed with the SEC on March 15, 2013 is incorporated herein by reference.  The Company’s reports on Form 6-K furnished to the SEC and the prospectus on Form 424B4 and the registration statements on Form F-3 filed with the SEC, in each case since March 15, 2013 are incorporated herein by reference.

We undertake to provide without charge to each person to whom a copy of this Supplement has been delivered, upon request, by first class mail or other equally prompt means a copy of any or all of the documents incorporated by reference into this Supplement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this Supplement incorporates.

Requests for copies of our filings should be directed to Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries).  Banks and brokers may call collect at +1-212-750-5833.

THIS SUPPLEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS SUPPLEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING OR THE ADJOURNED MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS SUPPLEMENT.

THIS SUPPLEMENT IS DATED DECEMBER 20, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS SUPPLEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 20, 2013

EXECUTION COPY

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of December 20, 2013, by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Parent”), RDA Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a majority-owned, indirect, subsidiary of Parent (“Merger Sub”) and RDA Microelectronics, Inc., an exempted company incorporated under the Laws of the Cayman Islands (the “Company”).

WITNESSETH

WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of November 11, 2013 (the “Merger Agreement”), upon the terms and subject to the conditions of which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a majority owned Subsidiary of Parent as a result of the Merger;

WHEREAS, Section 10.7 of the Merger Agreement provides that the Merger Agreement may be amended by an instrument in writing signed by the parties to the Merger Agreement at any time prior to the Effective Time;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Amendment and the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Amendment, and Parent, as the sole shareholder of Merger Sub, has approved this Amendment in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the PRC State Council issued on December 2, 2013 the Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号), Article 13 of which changed the approval requirements for overseas investments by PRC companies; and

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that it is fair to and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Amendment; (ii) approved the execution, delivery and performance by the Company of this Amendment and the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger and (iii) resolved to recommend the approval and authorization of the Merger Agreement, as amended by this Amendment, the Plan of Merger and the Transactions by the shareholders of the Company.

NOW, THEREFORE, the parties hereto agree to amend the Merger Agreement as follows:

1.                                      Definitions.

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meaning ascribed thereto under the Merger Agreement. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Merger Agreement shall, from and after the execution of this Amendment, refer to the Merger Agreement as amended by this Amendment.

2.                                      Amendments to Merger Agreement.

(a)                                 Section 5.4(b)(iv)(A) of the Merger Agreement shall be amended and restated as follows: “Completion of NDRC Process and the approvals of MOFCOM, if required, with respect to the consummation of the Transactions by Parent and Merger Sub;”.

(b)                                 Section 7.2(a) of the Merger Agreement shall be amended and restated as follows:

“(a)                           The Company shall take all actions necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and authorizing this Agreement and the Plan of Merger (the “Shareholders Meeting”) as soon as reasonably practicable following the date of this Agreement.  Without limiting the generality of the foregoing, the Company in any event shall hold the Shareholders Meeting within thirty (30) Business Days of the filing of the Proxy Statement with the SEC (and within twenty-five (25) Business Days following the distribution of the Proxy Statement to the Company’s shareholders), unless the SEC or any other Governmental Entity of competent jurisdiction shall have taken any action or issued any Order that prohibits the Company from delivering the Proxy Statement to its shareholders or holding the Shareholders Meeting.  Without the consent of Parent, approving and authorizing this Agreement and Plan of Merger are the only actions that shall be proposed to be acted upon by the Company shareholders at the Shareholders Meeting.  The Company shall include in the Proxy Statement the Company Recommendation (subject to Section 7.5(e)) and use its reasonable best efforts to obtain the Company Requisite Vote.  The Company shall not adjourn or otherwise postpone or delay the Shareholders Meeting, except with the prior consent of Parent.  Notwithstanding the foregoing, the Company shall be permitted to, adjourn, delay or postpone the Shareholders Meeting (but not beyond the Termination Date) if (1) in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such adjournment, delay or postponement would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable Law, (2) such adjournment, delay or postponement is desirable to obtain the Company Requisite Vote or (3) such adjournment, delay or postponement is for the purpose of allowing reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is required by applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting; provided, that all such postponements or delays, collectively, shall not be for more than ten (10) Business Days in the aggregate.  If the date of the Shareholders Meeting or the matters to be considered for approval at the Shareholders Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under Section 54A of the Company M&A.”

(c)                                  Section 7.7(b) of the Merger Agreement shall be amended and restated as follows:

“(b)                           In furtherance and not in limitation of the provisions of Section 7.7(a), each of the parties hereto, as applicable, agrees to, if required, prepare and file as promptly as practicable, and in any event by no later than the later of (A) March 31, 2014 and (B) the date that is two (2) months after the day on which the NDRC Implementation Rules are announced and effective, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law and any other required filing under any Antitrust Laws as reasonably determined by Parent.

(d)                                 Section 9.2(a) of the Merger Agreement shall be amended and restated as follows:

“the Merger shall not have been consummated on or before the date (such date, the “Original Termination Date” and, as it may be extended pursuant to the provisions hereof, the “Termination Date”) that is the later of (A) April 30, 2014 and (B) the date that is three (3) months after the day on which the NDRC Implementation Rules are announced and effective; provided that the Company may, in its sole discretion, extend the Original Termination Date for up to two periods (the “Company Extended Term”), each not exceeding two (2) months, if the Required Approvals have not been obtained, and any Company Extended Term shall be deemed as “Go-Shop Period” as such term is used herein for all purposes; provided further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 9.2(a) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of the failure of the Merger to be consummated by the Termination Date and such failure to perform or comply constitutes a material breach of this Agreement;”

(e)                                  Section 9.3(e) of the Merger Agreement shall be amended and restated as follows:

“(e)                            if Parent shall not have either (i) obtained a confirmation letter or its equivalent from NDRC with respect to the Merger or any successor document thereto that is reasonably satisfactory to the Company or (ii) completed the required registration of the Merger with NDRC under the PRC State Council Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version) (国务院关于发布政府核准的投资项目目录（2013年本）的通知 - 国发[2013]47号) and any implementation rules thereof (the “NDRC Implementation Rules”) (the actions in either (i) or (ii), “Completion of NDRC Process”) in all material respects by the later of (A) February 28, 2014 and (B) the date that is sixty (60) days after the day on which the NDRC Implementation Rules are announced and effective (the “NDRC Process Deadline”), other than as a result of a breach by the Company of the terms hereof, provided that the parties hereto may agree to reasonable extension(s) of the NDRC Process Deadline in writing, which agreements shall not be unreasonably withheld.  Notwithstanding the foregoing, any such extension will not exceed the Termination Date.”

(f)                                   The references to definition of “NDRC Pre-Clearance” shall be deleted from Section 1(b).

(g)                                  The following paragraphs shall be inserted into appropriate places of Section 1(b):

Completion of NDRC Process	Section 9.3(e)
NDRC Implementation Rules	Section 9.3(e)
NDRC Process Deadline	Section 9.3(e)

3.                                      Covenants with Respect to the Parent Escrow Agreement.  The Company hereby covenants and agrees not to, and that it will cause RDA Microelectronics (Shanghai) Co., Ltd. not to, submit a confirmation or request for disbursement or release of any of the Parent Escrow Funds (as defined in the Parent Escrow Agreement (defined below)) pursuant to Section 4.2 of the Parent Termination Fee Escrow Agreement (the “Parent Escrow Agreement”) unless the Company is entitled to payment of the Parent Termination Fee pursuant to Section 9.5(e)(ii) of the Merger Agreement, taking into account the amendments to Section 9.3(e) set forth herein.  Further, the Company and Parent covenant and agree to use their commercially reasonable best efforts to amend the Parent Escrow Agreement as soon as reasonably practicable after the date hereof to conform the Parent Escrow Agreement with the changes to the Merger Agreement set forth herein.

4.                                      Miscellaneous.

(a)                                 No Further Amendment.  The parties hereto agree that all other provisions of the Merger Agreement shall, subject to the amendment in Section 2 of this Amendment, continue unamended, in full force and effect and constitute legal and binding obligations on the parties hereto. This Amendment forms an integral and inseparable part of the Merger Agreement.

(b)                                 Representations and Warranties of the Company.  The Company represents and warrants that (i) it has all necessary corporate power and authority to execute and deliver this Amendment and, subject to receipt of the Company Requisite Vote, to perform its obligations hereunder; (ii) the execution, delivery and performance of this Amendment by the Company have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment; (iii) this Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law); and (iv) the Company Board, at a duly called and held meeting at which all directors were present, has (A) approved and declared advisable this Amendment and the transactions contemplated by the Merger Agreement, as amended by this Amendment; and (B) recommended that the shareholders of the Company approve and authorize the Merger Agreement, as amended by this Amendment, and the Plan of Merger.

(c)                                  Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub represent and warrant that (i) each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Amendment and to perform its respective obligations hereunder; (ii) the execution, delivery and performance of this Amendment by each of Parent and Merger Sub have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and have been duly and validly authorized by all necessary actions by the shareholders of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment or to perform their respective obligations hereunder; (iii) this Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at Law).

(d)                                 Other Miscellaneous Terms.  The provisions of Article X (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Tsinghua Unigroup Ltd.

By:	/s/ WEIGUO ZHAO
Name:	Weiguo Zhao
Title:	Chairman

RDA Acquisition Limited

By:	/s/ RONG CHEN
Name:	Rong Chen
Title:	Director

RDA Microelectronics, Inc.

By:	/s/ SHUN LAM STEVEN TANG
Name:	Shun Lam Steven Tang
Title:	Chairman

[Signature Page to Amendment to the Agreement and Plan of Merger]